EXHIBIT 99.1

GRUPO PAO DE ACUCAR LOGO                                            Page 1 of 2



                   Companhia Brasileira de Distribuicao (CBD)
                        Annouces October 2002 Net Sales


Sao Paulo, Brazil, November 12, 2002 - Companhia Brasileira de Distribuicao (NYSE (CBD); BOVESPA (PCAR4) today announced preliminary, non-audited October 2002 sales figures. The information is presented based on consolidated figures and in Reais, in accordance with Corporate Law.


In October 2002, gross sales of Companhia Brasileira de Distribuicao totaled R$
968.8 million, a 26.4% growth compared to the same month in 2001. Total net sales in the period totaled R$ 826.1 million, representing a 27.4% growth compared to October 2001. It is important to highlight the fact that this positive performance was achieved even though some large stores were closed for remodelings during the month.


Same store sales registered an 8.6% growth, despite the economic scenario that was still affected by the uncertainties of the presidential elections and the consequent caution of the consumer, concerning especially the purchase of durable goods. This result was supported by the excellent performances of the Extra and Pao de Acucar Divisions, and, once more, by the two-digit growth of the Barateiro Division.


Same store sales of food products increased by 10.6%, while the non-food products presented a decrease of 0.2%.


At the end of October, 3 stores were opened:

     - Extra Freguesia do O, in the city of Sao Paulo, with sales area of approximately 8,500 m2.

     - Extra Raposo Tavares, in the city of Sao Paulo, a store that belonged to the Se chain and was converted into the Extra format, with sales area of approximately 7,100 m2.

     - Pao de Acucar Batel, in the state of Parana, with sales area of approximately 1,400 m2.


                                             Sales Performance

          10-01    11-01    12-01    1-02    2-02    3-02    4-02    5-02    6-02    7-02    8-02   9-02    10-2
Same
Stores    -6.6%    -3.5%    -2.8%    -1.4%   -2.8%   7.1%   -7.8%    7.2%    3.3%    5.3%    7.7%   2.6%    8.6*%

Total
Stores    -3.6%     2.8%     4.1%     5.9%    4.8%  15.7%    1.5%   17.3%   12.8%   24.8%   28.6%  22.6%   27.4*%

* Note: Same store sales figures include only the stores which have been operating for at least 12 months.
* If deflated by IPCA, total sales performance was 17.5% higher than the one registered in the same period in 2001. Same store sales' performance was 0.2%.

GRUPO PAO DE ACUCAR LOGO                                            Page 2 of 2

COMPANHIA BRASILEIRA DE DISTRIBUICAO    THOMSON FINANCIAL INVESTOR RELATIONS
  (CBD)
Fernando Tracanella                     Doris Pompeu
Investor Relations Manager              Phone:  (11) 3848 0887 ext. 208
Daniela Sabbag                          E-mail:  doris.pompeu@thomsonir.com.br
                                                 -----------------------------
Financial Analyst
Phone:  (11) 3886 0421 Fax:  (11) 3884 2677
E-mail:  pa.relmerc@paodeacucar.com.br
         -----------------------------



The statements contained in this release referring to the perspective for the Company's businesses, to projections of operating and financial results, and to the Company's growth potential, are mere predictions and were based on Management's expectations in relation to the Company's future. These expectations are highly dependent on market changes, on Brazil's general economic performance, on industry and on the international markets and are, therefore, subject to change.